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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)
APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

Reference is made to the announcement of Semiconductor Manufacturing International Corporation (the “Company”) dated 15 July 2011 in relation to the “Appointment of Chairman, Redesignation of Director and Independent Non-executive Director, Resignation of Chief Executive Officer, appointment of Acting Chief Executive Officer and Authorised Representative, Clarification Announcement, Resumption of Trading of the Company”.

The Company is pleased to announce that with effect from 23 August, 2011, Mr. Frank Meng was appointed as an Independent Non-executive Director of the Company.

Mr. Frank Meng (“Mr. Meng”), aged 51, has been with the telecom and semiconductor industry for over 20 years. He received his BS degree in microwave and fibre optics from the Beijing University of Posts and Telecommunications and his MSEE degree from the Polytechnic University of New York.

Mr. Meng has been Corporate Vice President and President of Greater China for Motorola Mobility Inc. (NYSE: MMI) since April 2010, where he is responsible for overseeing all aspects of the company’s business and sales operations in China, Hong Kong and Taiwan. From September 2002 to April 2010, Mr. Meng served as Senior Vice President and President of Greater China of Qualcomm Inc. (NASDAQ:QCOM). Prior to joining Qualcomm Inc., he was the Chief Operating Officer of Tecom Asia Group in Beijing, and he had held various senior posts at Asia.com Inc. and Leyou.com Inc., in Beijing, Infocomm International Corp., in Taipei and Allen Telecom Inc., in Cleveland, Ohio, United States.

Mr. Meng will hold the office of a Class II Independent Non-executive Director of the Company until the next following general meeting of the Company at which he shall be eligible for re-election. If re-elected, Mr. Meng will hold office until the 2012 annual general meeting of the Company.

Mr. Meng does not have any relationships with any directors, senior management or substantial or controlling shareholders of the Company, nor is he interested in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save for the information disclosed above, there is no other information relating to Mr. Meng that is required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there is no other matter that needs to be brought to the attention to the shareholders of the Company.

The Company will make further announcement(s) containing further information in relation to the above in accordance with the requirements of the Listing Rules in due course.

As at the date of this announcement, the Directors are Zhang Wenyi as Chairman of the Board of Directors and Executive Director of the Company; Tzu-Yin Chiu as Chief Executive Officer and Executive Director of the Company; Chen Shanzhi, Gao Yonggang, Professor Lawrence Juen-Yee Lau and Zhou Jie as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi, Lip-Bu Tan and Frank Meng as Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu

Chief Executive Officer and Executive Director

Shanghai, 23 August 2011